UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. September 7, 2017.- Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announces that as part of its investor day meeting is presented the following material. The following company representatives were present: Patricio de Solminihac, CEO; Carlos Díaz, VP Operations of Nitrates and Iodine; Juan Carlos Barrera, VP Operations Lithium and Potassium; Gerardo Illanes, VP of Finance and IR.

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SQM INVESTOR DAY 2017

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Statements in this presentation concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward - looking statements” as that term is defined under Federal Securities Laws. Any forward - looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward - looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward - looking statements should be considered in light of those factors. SQM Important Notice

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01. Patricio de Solminihac, CEO 03. 02. Carlos D í az, VP Operations Nitrates & Iodine INVESTOR DAY PROGRAM Juan Carlos Barrera, VP Operations Potassium & Lithium 05. Q&A 04. Gerardo Illanes, VP Finance & IR Presentation will be available at our website www.sqm.com

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Patricio de Solminihac CEO of SQM

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CEO of SQM PATRICIO DE SOLMINIHAC

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SQM Strategy is based on: Strengthening internal processes to ensure access to key resources necessary for the sustainability of our business Extending M1 (lean operations) to the entire organization to improve our cost position, enhance quality and guarantee safety Investing in the development of the specialty fertilizer market, including product differentiation, sales channel management and price optimization Recovering iodine market share, seeking opportunities for consolidation and vertical integration and investing in the development of industrial applications for nitrates Searching for and investing in lithium and potassium assets outside Chile to leverage our operational capabilities, take advantage of the current attractive market for lithium and ensure access to raw materials to produce potassium nitrate

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SQM Strategy Recap Business line SPN MOP IODINE IQ LITHIUM 2016 Recap Add value to KNO 3 Low - cost producer Increase market share Solar salts – 200,000 MT base sales volumes by 2020 • Grow and diversify geographically • JV with LAC (Exar project, Argentina) 2017 and Beyond • Nitrates capacity expansion in Chile to 1.5m MT • Currently 16 WSNPK plants ; further market development • New Production plants • Continued cost improvement for all products • Development of Kore Potash Project • Continued cost improvement for all products • More than 35% market share; >12k sales volumes in 2017 • New capacity expansion • Look for new projects in iodine derivatives • 2017 sales volumes expected 100,000 MT • Exar project on track for 2019 • JV with Kidman Resources (Mt. Holland , Australia) • Look for new lithium projects outside Chile • Leadership position in the market

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New Board of Directors Eugenio Ponce Gerardo Jofré Joanne Boyes Arnfinn Prugger Bob Kirkpatrick Fernando Massu Gonzalo Guerrero Hernán Büchi Chairman Vice Chairman Board member Board member Board member Board member Board member Board member

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Sustainable Business Employees Natural Resources Environment Communities Investors Customers Suppliers Regulators SQM

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Sustainable business Safety OPERATIONAL RISK MANAGEMENT SYSTEM (SISGRO) Safety is a core value at SQM and is integrated into our work system and daily actions. We strive to build a preventive culture, which has enabled us to care for and protect our employees KEY CONCEPTS OF THE SYSTEM: • Leadership • Behavior - based prevention • Joint committees • Reporting and investigating incidents • On - site activities • Compliance • Emergency plans • Training • Tone from the top Our goal – Zero Accident rate

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Integrity : All Stakeholders Professional development Internal m obility program Graduate and post - graduate scholarships

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Annual internal environmental audits done at all production facilities. Independent environmental audits for the operations at Salar de Atacama and Salar del Carmen. • Environmental monitoring and early warning plans at all operations • Identification of opportunities for improvement and implementation of continuous improvement actions for environmental performance • Annual environmental training program for SQM employees and contractors ALL SQM MONITORING PLANS COVER: VEGETATION, FLORA, FAUNA, AQUATIC BIOTA, AMONG OTHER VARIABLES Sustainable business Environment ENVIRONMENTAL MANAGEMENT SYSTEM Salar del Carmen operates with 100% reused water

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At the end of 2013, SQM began a transformation towards operational excellence, through the implementation of a lean project with the support of McKinsey, focusing on the continuous improvement and innovative approach to problem solving, with the participation and commitment of all SQM . M1 – SQM LEAN OPERATION • Stimulate personal and collective growth for all employees. • New way of doing things, based on team work and operational excellence. • A methodology to facilitate our work and efficiently identify good practices and opportunities for improvement. Efficiency M1 - SQM’S PATH TO OPERATIONAL EXCELLENCE Mining for leadership with lean management

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• Lithium is an abundant resource • Lithium is found in : Continental brines ( 100 - 2 , 700 ppm) • Dried out “ Salares ” (e . g . Atacama in Chile, Hombre Muerto in Argentina and Uyuni in Bolivia) • Salt lakes (e . g . Zhabuye and Qinghai in China) Minerals ( 2 , 300 - 18 , 000 ppm) • About 145 mineralogical species, however only a few are commercial sources of Lithium (e . g . spodumene , petalite and lepidolite ) Other resources • Oil field brines (e . g . Smackover, Texas, USA) ( 60 - 500 ppm) • Geothermal brines (e . g . Imperial Valley, California, USA) ( 50 - 400 ppm ) • Sedimentary clays (e . g . hectorites in USA y jaderites in Serbia) ( 2 , 000 - 3 , 000 ppm) • Sea water ( 0 . 17 ppm) BRINE MINERALS Lithium FUTURE FOCUS ABUNDANT MINERAL

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42% 25% 33% Lithium Chemicals Demand 2017 Others EVs batteries Other batteries Lithium Demand MAIN USES Energy Storage expected to account for 58% of demand in 2017 Source: SQM 208 kMT - LCE

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Lithium Demand EVOLUTION Demand expected to double every 5 years Source: SQM 88 116 116 116 68 126 146 168 52 280 400 540 0 100 200 300 400 500 600 700 800 900 2017 2025 Scenario 1 2025 Scenario 2 2025 Scenario 3 Demand forecast final application (kTM - LCE) Electric Vehicle (EV) Other batteries Others 208 500 650 800 Demand growth is based on xEVs growth Key assumptions 2025 Scenario 1 2025 Scenario 2 2025 Scenario 3 Total vehicles , million units 100 100 100 Electric Vehicle (EV), penetration 8% 10% 12% Avg . LCE, kg/ vehicle 35 40 45 Other batteries , % growth 8% 10% 12% Others , % growth 3.5% 3.5% 3.5%

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Lithium Supply CURRENT SITATION Source: SQM AUSTRALIA (HARD ROCK): Greenbushes Mt.Cattlin Mt. Marion Wodgina (beginning) CHILE (BRINE): Salar de Atacama (SQM, ALB) ARGENTINA (BRINE): Salar de Hombre Muerto (FMC) Olaroz (ORE) CHINA (BRINE): Taijinar ( Citic , QLL) Zhabuye ( Tibet ) Chaerhan (QSLG) CHINA (HARD ROCK): Sichuan (Jiajika, Maerkang, Lijiagou) Jiangxi ( Yichun , Heyuan ) Xinjiang (Koktokay) 36% 14% 8% 40% 2% Production per country 2017 Chile Argentina China Australia US-canada Other 208 kMT - LCE

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Lithium Supply The largest concentration of new projects is in Australia (11) and Argentina (7) Source: SQM (includes expansions of current producers) Projects Status State Projects Total capacity ( kTM LCE) Country N Upcoming Start - up / Construction 9 133 Australia Chile Canada Argentina Brazil 3 2 1 2 1 Advanced Plant pilot or DFS 9 149 Argentina Chile Australia Brazil Bolivia Other 1 1 4 1 1 1 Possible Announced or PFS 20 325 Australia Argentina China Serbia Canada Chile Other 4 4 5 1 1 2 3 Total 38 607 ( includes SQM expansión) Current projects Upcoming projects Advanced projects Possible projects NEW PROJECTS

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SQM Lithium Projects Argentina Australia • Minera Exar , 50/50 JV • Caucharí - Olaroz , Jujuy • Capacity 25,000 MT (I stage 2019) + 25,000 (II stage) • Total CAPEX (stage I+II) ~ US$675 million • Mt. Holland, 50/50 JV • Capacity 40,000 MT • Initial investment US$110 million

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LITHIUM CARBONATE • Current capacity 48,000 MT • Expansion to 63,000 in 2018 • CAPEX ~ US$50 million Chile SQM Lithium Projects LITHIUM HYDROXIDE • Current capacity 6,000 MT • Expansion to 13,500 MT in 2018 • CAPEX ~ US$30 million Arbitration CORFO 1993: SQM signed lease agreement and project agreement with CORFO. Both agreements valid through 2030. Chilean Nuclear and Energy Commission (CCHEN) limits SQM to 180,100 tons of total lithium metal (~1M tons of LCE) extraction in aggregate through 2030. Lease payments – 6.8% of lithium revenues, 1.8% of potassium revenues May 2014: Arbitration was initiated between SQM and CORFO August 2016: CORFO formally initiates second arbitration regarding Project Agreement against SQM September 2016 : SQM formally brought third arbitration against CORFO to include the full period September 2017 : SQM looks forward to reaching an agreement with Corfo and continuing the operations in the Salar of Atacama

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The energy storage market poses an enormous challenge for the lithium industry Strong commitment to growth, investments in Chile and abroad Well positioned to capture the growth of the SPN, Iodine and Solar salts markets Focus on safety procedure, work towards a zero - accident rate Foster strong relationships with the local communities and ensure protection of the environment Take advantage of our know - how and our unique market positions OF THE FUTURE Vision

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VP Operations Nitrates & Iodine Carlos Díaz

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1926 Begin nitrate production at María Elena through the Guggenheim process Iodine & Nitrates Operational Highlights A BRIEF HISTORY OF NITRATES AND IODINE OPERATIONS 1951 Begin potassium nitrate production at Coya Sur 2006 Increase iodine capacity at Nueva Victoria and start nitrate salt production 2010 Stop Guggenheim process at Maria Elena 2015 Stop Guggenheim process at Pedro de Valdivia 1950 Iodine production begins 1996 Iodine production begins at Nueva Victoria 2007 Production begins at the new nitrate prilling and plant at Coya Sur 2011 Begin production of NPT III at Coya Sur, transforming nitrate salts into technical grade potassium nitrate 2017 Developing new process to produce sodium nitrate from salts at New Victoria

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• At the current production rate, SQM has confirmed caliche reserves for more than 40 years • Caliche ore is found under a layer of barren overburden (varying in thickness between zero centimeters and two and a half meters) inseams with variable thickness up to six meters • Know how and vast experience related to caliche exploration Unique to Chile, and close to the surface  A very special type of mining Caliche Ore • 25 year Horizon 2017 – 2042 I Region (739 million MT) • Further Reserves I Region (530 million MT) ORE RESERVES

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Process and Production Capacity of Nitrates/Iodine 37 MMT 650 l/s Caliche ore extraction Heap leaching Solar evaporation ponds Iodide plants Intermediate plants Potassium Chloride Water Finishing plants Prilled nitrates Crystallized nitrates Port Port Iodine ( capacity ) NV: 8.000 MT I 2 Iris: 2.000 MT I 2 PV/ME: 1.000 MT I 2 Total: 11,000 MT I 2 Coya Sur Nitrates (capacity) • ATM: 450 kMT • NPT I & II: 350 kMT • NPT III: 300 kMT • Total: 1.100 kMT Nueva Victoria

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Caliche Ore Tons of Ore / Year SURFACE MINING • Mineralized deposit is less than 6 meters thick, directly under desert topsoil • Highest Ore/Waste ratio in mining industry Confirmed Ore Reserves LEACHING HEAP CONSTRUCTION • Heaps of 1 million tons, 10 meters high are built every 10 days Built / Month ORE BLASTING AND TRANSPORT • All processed ore in Nueva Victoria comes directly from blasting, with no further crushing or grinding • Ore is processed in leaching heaps, loaded directly by trucks 37 million MT 739 million MT 3 heaps VAST MINING EXPERIENCE

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Heap Leaching At all times LEACHING PROCESS • Leaching agents are water and solutions recycled from the leaching system • Record yields through process innovation Process Duration 55 heaps 540 days SELECTIVE LEACHING PROCESS → HIGH RECOVERY Avg. I 2 Recovery 75% CIRCUIT OPERATION • Leaching circuit is composed by approx. 55 heaps in different stages, operating simultaneously, irrigated from the operation centers • Operational centers are built depending on reserve location, within an operational radius of approximately 10km SOLUTIONS BALANCE • All solutions drained from leaching heaps are balanced in order to conform to downstream process • Product solutions of the leaching circuit has the highest iodine concentration in the caliche industry

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Iodide and Iodine Plants (Nueva Victoria & Iris) Annual I 2 – Nueva Victoria PROPIETARY PROCESS • Unique solvent extraction technology, developed and patented by SQM • Higher yield than blow - out process used by competitors in caliche industry Annual I 2 - Iris Brine - Iris 8,000 MT 2,000 MT 0.35 g/l HIGH FLEXIBILITY TO REACT TO MARKET NEEDS Brine – Nueva Victoria 0.85 g/l HIGH CONCENTRATION • Process allows for greater brine concentrations PRODUCTION • Nueva Victoria is the largest and the most efficient plant in the world PRILLED IODINE PRODUCTION • Iodine is produced directly in its finished form, ready for shipping. • Certified 99.8% purity as a minimum Current Project to increase up to 11,000 MT of Iodide in Nueva Victoria Facility 1,300 m 3 /h 500 m 3 /h

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Nitrate Salt Production Total Evaporation Area HIGH EVAPORATION RATE • Located for year - round sunlight and wind, for the highest possible evaporation rate NaNO 3 / year CHEMICAL CONTROL • Daily chemical analysis to obtain high grade of potassium nitrate salts KCL / year INSTALLED CAPACITY • Evaporation area enough to receive full stream of brine from iodine plant (1,200 m 3 /h) 7.8 km 2 1,100,000 MT 220,000 MT BYPRODUCT OF IODINE PRODUCTION

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KNO 3 and NaNO 3 Crystallization Annual KON3 – Coya Sur • Low cost Raw Material consumption • Nitrate salt • Low grade Potassium Salts and reduced consumption rate. UNIQUE PROCESS • Integrated crystallizations process of Coya Sur plant to obtain different grades at minimum cost KCl added per MT of KNO3 • Decades of expertise in Potassium Production Process • Cutting Edge R&D  Laboratories, Pilot Plants and Simulators 1,100,000 MT 0.52 TAILOR - MADE STATE OF THE ART POTASSIUM NITRATE PLANTS Sodium nitrate + Potassium chloride = Potassium nitrate + ( Sodium chloride ) + NaNO 3 KCl = KNO 3

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1,200,000 MT Prilling and Drying Plants Total Prill Capacity Unique prilling potassium nitrate plant developed in - house to obtain bigger prill size and reduce impurity at minimum cost Total Drying Capacity Different formulations with physical and chemical properties to satisfy our demanding customers Tocopilla Port allows wide distribution throughout the world 320,000 MT EXTENSIVE FINISHED PRODUCT CAPABILITIES

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• SQM has implemented the Lean manufacturing methodology, establishing it as a central part of the SQM culture, resulting in: • Obtaining a significant cost reduction in their process • Achieving continuously increased production levels • Lower accident rate, making our operations safer and more environmental friendly • The new culture helped us strengthen our R&D process and have better operational solutions. • This new way of working is transversal through all the SQM ´ s organization and allows us to be very proud of what we have achieved. OUR PEOPLE COMMITTED TO ACHIEVING OPERATIONAL EXCELLENCE Our People

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Our People: Evolution of Key Indicators Production MT/day Cost USD/MT Safety AFR

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Latest improvements and future challenges Challenge • Development of a project in Nueva Victoria to increase the iodine production capacity by 3 , 000 MT per year, with an investment of approximately US $ 30 million • This year we are constructing a nitrate plant, which will produce 350 , 000 MT of sodium nitrate from Nueva Victoria salts, with an investment of approximately US $ 100 million, replacing the original production process with a unique technology developed inside SQM’s team • Capex requirement for iodine and nitrates is approximately US $ 40 million to maintain capabilities of our current facilities FOCUS ON CONTINUOUS IMPROVEMENT AND INNOVATION

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VP OPERATIONS POTASSIUM & LITHIUM Juan Carlos Barrera

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Salar Brines Lithium & Potassium Chile Operations • High concentrations of potassium and lithium • High evaporation rates • Production rights are pursuant to a lease agreement with CORFO until 2030 Salar Brines • Technology and experience to operate efficiently • Know - how: exploration, process and logistics

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1993 SQM buys 75% AMAX – Molymet project Our History 1996 Li 2 CO 3 plant starts operations 1998 - 2002 MOP and Li 2 CO 3 capacity expansions 2008 Li 2 CO 3 capacity expansion from 30,000 to 40,000 MT/year 2010 - 2011 Li 2 CO 3 capacity expansion from 40,000 to 48,000 MT/year 1995 MOP plant starts operations 1998 SOP and ABO plants begin operations 2005 LiOH plant starts operations 2009 - 2013 MOP and SOP capacity expansion 2017 - 2018 Capacity expansion: Li 2 CO 3 from 48,000 to 63,000 MT/year, LiOH from 6,000 to 13,500 MT/year

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Brine Operations RESOURCE • Brine “is alive”, it moves: highly heterogeneous wells 0.3 to 200 l/s • High complexity of hydrogeological simulation (chemical, mathematical and flow model) OPERATION PROCESS Ponds • Predict evaporation rate (function of radiation, wind and rain) • Geometry of the solar ponds (design) • Operation: brine blending Plants • MOP/SOP - Blend up to 12 different salts • Lithium carbonate and lithium hydroxide: Flexible process for a wide range of raw materials and finished products FOCUS ON LOW CAPEX AND OPEX • Highly technical & experienced hydrogeological team • Continuous improvement process • Supplier development – looking for new suppliers worldwide and customizing their solutions to fit our requirements • Tailor - made plants • Always looking for new technologies

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Brine Operations

SQM EXPERTISE

KEY SUCCESS FACTOR: OUR TEAM

- Team of 37 talented hydrogeologists and geologists, highly professional and experienced in brine and rock deposits. Cooperation with the world´s best university for hydrogeology. Cooperation with different geology universities
- Process Team (50 process engineers) focused on development and continuous improvement of tailor made process. Cooperation with six different universities.
- Project Team (50 engineers, more than US$1.4 billion of successfully delivered projects with an on time and on budget track record, lower than the industry standard)
- Lean Management in all our operations, continuous improvement, knowledge and looking for operational excellence. Always looking for the best people all around the world to help us improve our operations and processes.
- Well trained and motivated work force. Strong relations with unions


Geologists and Hydrogeologists
Process Development – R&D
TAILOR - MADE
Technology Experience
People/Team Work – Know-How

Main Products SOP - G SOP - S SOP - WS USOP - 52 Salar de Atacama Lithium Brines Salar de Atacama MOP - H MOP - G MOP - S Salar de Atacama Lithium Carbonate Lithium Hydroxide Lithium Chloride Salar del Carmen Potassium Chloride Brines Salar de Atacama Potassium Sulfate Lithium

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Current Production Total production wellfield summary as of September 2017: MOP BRINE • 376 wells SOP BRINE • 8 wells TOTAL • 384 wells WELL FIELD Dep1 Dep2 Dep3

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PONDS MOP and Lithium 165,000 meters of drilling up to 800m of depth 4,539 boreholes and 384 wells in operation 41.6 km 2 of evaporation ponds in operations in 360 solar ponds 4,060 km of brine and water pipelines 2,450 km of roads 1,300,000 chemical analyses per year

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Potassium Chloride / Lithium Carbonate Process • There are three MOP production ponds lines, MOP I , MOP II and MOP III • The lithium is obtained from lines I and III • The carnallite I plant is currently being used for the lithium process I/II Carnalite I and II Plant

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Salar del Carmen 48k MT/year of Li2CO3 → Expansion to 63k MT /year 6k MT/year of LiOH → Expansion to 13.5k MT/year Over 600k chemical analyses per year

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Salar del Carmen / Lithium Plant Process Li2Co3

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• Similar technology as used in the Salar de Atacama operation , minimum mine life 40 years • Project capacity 50,000 MT of LCE in two stages of 25,000 MT each • Start production of first stage in 2019 • 30 productive brine wells • 12.0 km2 of evaporations ponds area • 40 evaporations ponds • 11 ions control to get product “ on spec ” • Total capex (stage I & II): ~US$675 million • Creating more than 330 direct jobs , including 250 in Cauchari - Olarz project plus contractors • Located only 300 km (3.5 hours ) from our operations in the Salar de Atacama , close to port CAUCHARI - OLAROZ, MINERA EXAR SQM ARGENTINA

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Cauchari ponds process: design and configuration KEY SUCCESS FACTORS • SQM experience in Atacama • Hydrogeological model used to design tailor - made solar ponds • Tailor - made pond process designed using SQM simulation model for this deposit • Ponds constructions and procurement  SQM project and engineering team . Total Area 12.0 million m 2 Evaporation Rate 2,000 mm/m 2 yr Brine to plant Brine from wells : 13,164,000 ton/ yr Lime Salts Pre Concentration Halite Salts Silvinite Salts Ponds Control Salts Lithium Salts

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Cauchari Plant Process: Design and configuration KEY SUCCESS FACTORS • SQM Experience in Salar de Atacama and Salar del Carmen • Plant design and process tailor - made using SQM simulation model • Plant constructions and procurement  SQM project and engineering team Filter Purification Stage Additives Impurities Li 2 CO 3 Battery grade Dry plant 25000 MT/ yr H 2 O Filter SX Impurities Additive Carbonatation Additive Dilute Evaporation stage Filter Salts H 2 O SX and Ponds

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Construction Stage: • Key advantage - the “detail engineering” reflects the improvements SQM made during the construction of ponds and plants for the last 20 years and the expertise of the project team • Plant design - similar configuration of Salar del Carmen plant (mixture between lithium carbonate and lithium hydroxide plant) • Construction stage – work and collaborate with pond and plant construction experts • Tailor - made pond and plant process was designed using Caucharí - Olaroz brine, based on SQM ´ s know - how 2017 Exploration and drilling of wells Construction of camps Detailed engineering Development of hydrogeological model 2018 Plant construction Pond filling Q4 ’19 PLANT OPERATION

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• Spodumene production (open mining) • Earl Grey Resource: 128 million MT at 1.44% Li 2 O for 4.54 million MT of LCE • Integrated project • Maximum value added to the mineral • Dual plant production of lithium carbonate and hydroxide • Production capacity ~ 40,000 MT of LCE • Waste/Ore ratio 1.9 for first 27 years • High continuity of ore; more than 40 meters • Integrated development process of mine and plant MT. HOLLAND SQM AUSTRALIA

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Mt Holland Project, Western Australia

CONCENTRATOR AND REFINERY UNIT STAGES KNOWLEDGE OF THE PROCESS

KIDMAN RESOURCES



Mine
M77/1080
E77/1400
M77/1066
E77/2099

JV Tenements
4.75 Million MT of LCE

Mineral
~1,5-1.6 miillion [MT/y]
~1.45% Li_2O
~53,788 [tLCE eq/y]

Concentrator
Yield: 80-86%

Lithium concentrate
~300,000 [MT/y]
~6% Li_2O
~44,500 [tLCE/y]

Conversion plant: dual setup to produce Li2CO3 or LiOH

Av. Yield: 84-87%

End product
~37,800 t Li2CO3/y
~44,000 tLiOH/y

SQM experience

Process being further developed

Activities

ACTIVITY	EXPERIENCE	ACTIVITY	EXPERIENCE	ACTIVITY	EXPERIENCE
Drilling & Blasting	Own execution of more than 37 million MT/year in Caliche Ore in Chile	Crushing & Grinding	Crushing 6.7 million MT/year in silvinite and potassium carnalite	Calcination & Leaching	SQM has been testing process for more than 2 years
Mining	14 + 37 million MT/year of ore in Salt + Caliche operations	Gravity Separation	Wet separation methods to recover potash developed by SQM	Impurity Removal	SQM produces battery grade from natural variable ore (Brine– Atacama Salar)
Site Operations	More than 8 site under operations from sea level to 2.300m above sea level	Flotation process	SQM treats the finest silvynite in the industry achieving high recovery rates	Dual Process	SQM has & operates plants that are fast to adjust to the market

VP FINANCE & IR GERARDO ILLANES

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2016 - 2018 : Lithium Hydroxide Expansion to 13 . 5 k MT : ~US $ 30 million 2017 - 2018 : Potassium Nitrate Expansion to 1 . 5 m MT : ~US $ 100 million 2017 - 2018 : Lithium Carbonate Expansion to 63 k MT : ~US $ 50 million 2017 - 2018 : Iodine capacity expansion to 14 k MT : ~US $ 30 million 2016 - 2019 (first stage 25 k MT) : Chaucharí – Olaroz project in Argentina - ~US $ 425 million + ~US $ 250 million (pre VAT) for stages I and II, respectively . ( 50 / 50 JV : SQM will be responsible for 50 % of the investment) . ~US $ 100 million to be invested in 2017 . 2017 - 2022 : Mt . Holland project in Australia ( 50 / 50 JV, 40 k MT) ~US $ 110 million initial stage, total investment TBD Historical Maintenance CAPEX : ~US $ 100 million Capex

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Strong Financial Position 0 50 100 150 200 250 300 350 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2033 Maturity Debt Profile (Mill USD) PAE Bono CL Bono US

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x Over the last 18 quarters : x SQM has distributed more than US $ 1 . 3 B in dividend x Reduced the Net Financial Debt almost US $ 600 M x Invested more than US $ 820 M  In 4.5 years SQM has generated more than US$2.7B (US$1.9M net of CAPEX) Proven Cash Generation Capabilities

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Review of Results Revenue LTM: US$2.1 billion | EBITDA LTM: US$853 million | EBITDA Margin LTM: ~ 41% US$ Million US$ Million 260 241 241 246 341 352 357 358 0 (19) 4 95 11 5 1 100 150 200 250 300 350 400 450 6M2016 SPN Iodine Lithium Industrial Chemicals Potassium Others 6M2017 881 1024 (6) 10 105 35 6 (8) 700 750 800 850 900 950 1000 1050 1100 6M2016 SPN Iodine Lithium Industrial Chemicals Potassium Others 6M2017 Revenue Contribution 6M2017/6M2016 Gross Profit Contribution 6M2017/6M2016

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SQM CONTACT INFORMATION: • Gerardo Illanes : VP of Finance gerardo.illanes@sqm.com • Kelly O’Brien: Head of Investor Relations kelly.obrien@sqm.com • Irina Axenova : Investor Relations irina.axenova@sqm.com

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About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: September 7, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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